SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 02 May, 2017

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 04 April 2017
Exhibit 1.2	Director/PDMR Shareholding dated 05 April 2017
Exhibit 1.3	BP Annual Report and Form 20-F 2016 dated 06 April 2017
Exhibit 1.4	Director/PDMR Shareholding dated 11 April 2017
Exhibit 1.5	BP plc Notice of Annual General Meeting 2017 dated 13 April 2017
Exhibit 1.6	Total Voting Rights dated 28 April 2017

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$5.58	354
d)	Aggregated information - Volume - Price - Total	354 $5.58 $1,975.32
e)	Date of the transaction	31 March 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.61991	9,264
d)	Aggregated information - Volume - Price - Total	9,264 £4.61991 £42,798.85
e)	Date of the transaction	31 March 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.61991	8,805
d)	Aggregated information - Volume - Price - Total	8,805 £4.61991 £40,678.31
e)	Date of the transaction	31 March 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ian Davis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$5.58	461
d)	Aggregated information - Volume - Price - Total	461 $5.58 $2,572.38
e)	Date of the transaction	31 March 2017
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.5755	161
d)	Aggregated information - Volume - Price - Total	161 £4.5755 £736.66
e)	Date of the transaction	31 March 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his Global ShareMatch holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.5755	42
d)	Aggregated information - Volume - Price - Total	42 £4.5755 £192.17
e)	Date of the transaction	31 March 2017
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

 Exhibit 1.3

BP P.L.C. ANNUAL FINANCIAL REPORT - DTR 6.3.5 DISCLOSURE

BP p.l.c. ('the Company')

The Company announces that the BP Annual Report and Form 20-F 2016 has been published. This document is publicly available via a direct link to the BP Annual Report and Form 20-F 2016 at www.bp.com/annualreport. This follows the release on 7 February 2017 of the Company's unaudited Fourth Quarter and Full Year 2016 results announcement (the 'Preliminary Announcement').

In compliance with 9.6.1 of the Listing Rules, on [6 April] 2017 the Company submitted to the National Storage Mechanism a copy of:

BP Annual Report and Form 20-F 2016

This document will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM

The BP Annual Report and Form 20-F 2016 will be delivered to the Registrar of Companies in due course and copies of this document may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The Disclosure Guidance and Transparency Rules (DTR) require that an announcement of the publication of an Annual Report should include the disclosure of such information from the Annual Report as is of a type that would be required to be disseminated in a Half-yearly Report in compliance with the DTR 6.3.5(2) disclosure requirement. Accordingly the following disclosures are made in the Appendices below. References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the BP Annual Report and Form 20-F 2016. This announcement should be read in conjunction with, and is not a substitute for reading, the full BP Annual Report and Form 20-F 2016.

The extracts from BP Annual Report and Form 20-F 2016 included in this announcement contain certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements and other factors discussed elsewhere in BP Annual Report and Form 20-F 2016.

APPENDIX A - AUDIT REPORTS

Audited financial statements for 2016 are contained in the BP Annual Report and Form 20-F 2016. The Independent Auditor's Report on the consolidated financial statements is set out in full on pages 114-121 of the BP Annual Report and Form 20-F 2016. The Independent Auditor's Report on the consolidated financial statements is unqualified and does not contain any statements under section 498(2) or section 498(3) of the Companies Act 2006.

APPENDIX B - DIRECTORS' RESPONSIBILITY STATEMENT

The following statement is extracted in full and is unedited text from page 111 of the BP Annual Report and Form 20-F 2016. This statement relates solely to the BP Annual Report and Form 20-F 2016 and is not connected to the extracted information set out in this announcement or the Preliminary Announcement.

Directors' responsibility statement

The directors confirm that to the best of their knowledge:
●
the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB, IFRS as adopted by the EU and in accordance with the provisions of the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group.

●
the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position, performance and cash flows of the company.

●
the management report, which is incorporated in the strategic report and directors' report, includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that they face.

C-H Svanberg
Chairman
6 April 2017

APPENDIX C - RISKS AND UNCERTAINITIES

The principal risks and uncertainties relating to the Company are set out on pages 49 and 50 of the BP Annual Report and Form 20-F 2016. The following is extracted in full and unedited text from the BP Annual Report and Form 20-F 2016:

Risk factors
The risks discussed below, separately or in combination, could have a material adverse effect on the implementation of our strategy, our business, financial performance, results of operations, cash flows, liquidity, prospects, shareholder value and returns and reputation.

Strategic and commercial risks
Prices and markets - our financial performance is subject to fluctuating prices of oil, gas, refined products, technological change, exchange rate fluctuations, and the general macroeconomic outlook.
Oil, gas and product prices are subject to international supply and demand and margins can be volatile. Political developments, increased supply from new oil and gas sources, technological change, global economic conditions and the influence of OPEC can impact supply and demand and prices for our products. Decreases in oil, gas or product prices could have an adverse effect on revenue, margins, profitability and cash flows. If significant or for a prolonged period, we may have to write down assets and re-assess the viability of certain projects, which may impact future cash flows, profit, capital expenditure and ability to maintain our long-term investment programme. Conversely, an increase in oil, gas and product prices may not improve margin performance as there could be increased fiscal take, cost inflation and more onerous terms for access to resources. The profitability of our refining and petrochemicals activities can be volatile, with periodic over-supply or supply tightness in regional markets and fluctuations in demand.

Exchange rate fluctuations can create currency exposures and impact underlying costs and revenues. Crude oil prices are generally set in US dollars, while products vary in currency. Many of our major project development costs are denominated in local currencies, which may be subject to fluctuations against the US dollar.

Access, renewal and reserves progression - our inability to access, renew and progress upstream resources in a timely manner could adversely affect our long-term replacement of reserves.
Delivering our group strategy depends on our ability to continually replenish a strong exploration pipeline of future opportunities to access and produce oil and natural gas. Competition for access to investment opportunities, heightened political and economic risks in certain countries where significant hydrocarbon basins are located and increasing technical challenges and capital commitments may adversely affect our strategic progress. This, and our ability to progress upstream resources and sustain long-term reserves replacement, could impact our future production and financial performance.

Major project delivery - failure to invest in the best opportunities or deliver major projects successfully could adversely affect our financial performance.
We face challenges in developing major projects, particularly in geographically and technically challenging areas. Operational challenges and poor investment choice, efficiency or delivery at any major project that underpins production or production growth could adversely affect our financial performance.

Geopolitical - we are exposed to a range of political developments and consequent changes to the operating and regulatory environment.
We operate and may seek new opportunities in countries and regions where political, economic and social transition may take place. Political instability, changes to the regulatory environment or taxation, international sanctions, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism and acts of war may disrupt or curtail our operations or development activities. These may in turn cause production to decline, limit our ability to pursue new opportunities, affect the recoverability of our assets or cause us to incur additional costs, particularly due to the long-term nature of many of our projects and significant capital expenditure required.

Events in or relating to Russia, including further trade restrictions and other sanctions, could adversely impact our income and investment in Russia. Our ability to pursue business objectives and to recognize production and reserves relating to Russia could also be adversely impacted.

Liquidity, financial capacity and financial, including credit, exposure - failure to work within our financial framework could impact our ability to operate and result in financial loss.
Failure to accurately forecast, manage or maintain sufficient liquidity and credit could impact our ability to operate and result in financial loss. Trade and other receivables, including overdue receivables, may not be recovered and a substantial and unexpected cash call or funding request could disrupt our financial framework or overwhelm our ability to meet our obligations.

An event such as a significant operational incident, legal proceedings or a geopolitical event in an area where we have significant activities, could reduce our credit ratings. This could potentially increase financing costs and limit access to financing or engagement in our trading activities on acceptable terms, which could put pressure on the group's liquidity. Credit rating downgrades could trigger a requirement for the company to review its funding arrangements with the BP pension trustees and may cause other impacts on financial performance. In the event of extended constraints on our ability to obtain financing, we could be required to reduce capital expenditure or increase asset disposals in order to provide additional liquidity. See Liquidity and capital resources on page 242 and Financial statements - Note 28.

Joint arrangements and contractors - we may have limited control over the standards, operations and compliance of our partners, contractors and sub-contractors.
We conduct many of our activities through joint arrangements , associates or with contractors and sub-contractors where we may have limited influence and control over the performance of such operations. Our partners and contractors are responsible for the adequacy of the resources and capabilities they bring to a project. If these are found to be lacking, there may be financial, operational or safety risks for BP. Should an incident occur in an operation that BP participates in, our partners and contractors may be unable or unwilling to fully compensate us against costs we may incur on their behalf or on behalf of the arrangement. Where we do not have operational control of a venture, we may still be pursued by regulators or claimants in the event of an incident.

Digital infrastructure and cybersecurity - breach of our digital security or failure of our digital infrastructure could damage our operations and our reputation.
A breach or failure of our digital infrastructure due to intentional actions such as attacks on our cybersecurity, negligence or other reasons, could seriously disrupt our operations and could result in the loss or misuse of data or sensitive information, injury to people, disruption to our business, harm to the environment or our assets, legal or regulatory breaches and potentially legal liability. These could result in significant costs or reputational consequences.

Climate change and carbon pricing - public policies could increase costs and reduce future revenue and strategic growth opportunities.
Changes in laws, regulations, policies and obligations relating to climate change, including carbon pricing, could impact our assets, costs, revenue generation and strategic growth opportunities and demand for our products.

Competition - inability to remain efficient, innovate and retain an appropriately skilled workforce could negatively impact delivery of our strategy in a highly competitive market.
Our strategic progress and performance could be impeded if we are unable to control our development and operating costs and margins, or to sustain, develop and operate a high-quality portfolio of assets efficiently. We could be adversely affected if competitors offer superior terms for access rights or licences, or if our innovation in areas such as exploration, production, refining or manufacturing lags the industry. Our performance could also be negatively impacted if we fail to protect our intellectual property.

Our industry faces increasing challenge to recruit and retain skilled and experienced people in the fields of science, technology, engineering and mathematics. Successful recruitment, development and retention of specialist staff is essential to our plans.

Crisis management and business continuity - potential disruption to our business and operations could occur if we do not address an incident effectively.
Our business and operating activities could be disrupted if we do not respond, or are perceived not to respond, in an appropriate manner to any major crisis or if we are not able to restore or replace critical operational capacity.

Insurance - our insurance strategy could expose the group to material uninsured losses.
BP generally purchases insurance only in situations where this is legally and contractually required. Some risks are insured with third parties and reinsured by group insurance companies. Uninsured losses could have a material adverse effect on our financial position, particularly if they arise at a time when we are facing material costs as a result of a significant operational event which could put pressure on our liquidity and cash flows.

Safety and operational risks
Process safety, personal safety, and environmental risks - we are exposed to a wide range of health, safety, security and environmental risks that could result in regulatory action, legal liability, increased costs, damage to our reputation and potentially denial of our licence to operate.
Technical integrity failure, natural disasters, extreme weather, human error and other adverse events or conditions could lead to loss of containment of hydrocarbons or other hazardous materials, as well as fires, explosions or other personal and process safety incidents, including when drilling wells, operating facilities and those associated with transportation by road, sea or pipeline.

There can be no certainty that our operating management system or other policies and procedures will adequately identify all process safety, personal safety and environmental risks or that all our operating activities will be conducted in conformance with these systems. See Safety on page 40.

Such events, including a marine incident, or inability to provide safe environments for our workforce and the public while at our facilities, premises or during transportation, could lead to injuries, loss of life or environmental damage. We could as a result face regulatory action and legal liability, including penalties and remediation obligations, increased costs and potentially denial of our licence to operate. Our activities are sometimes conducted in hazardous, remote or environmentally sensitive locations, where the consequences of such events could be greater than in other locations.

Drilling and production - challenging operational environments and other uncertainties can impact drilling and production activities.
Our activities require high levels of investment and are sometimes conducted in extremely challenging environments which heighten the risks of technical integrity failure and the impact of natural disasters and extreme weather. The physical characteristics of an oil or natural gas field, and cost of drilling, completing or operating wells is often uncertain. We may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements.

Security - hostile acts against our staff and activities could cause harm to people and disrupt our operations.
Acts of terrorism, piracy, sabotage and similar activities directed against our operations and facilities, pipelines, transportation or digital infrastructure could cause harm to people and severely disrupt business and operations. Our activities could also be severely affected by conflict, civil strife or political unrest.

Product quality - supplying customers with off-specification products could damage our reputation, lead to regulatory action and legal liability, and potentially impact our financial performance.
Failure to meet product quality standards could cause harm to people and the environment, damage our reputation, result in regulatory action and legal liability, and impact financial performance.

Compliance and control risks
US government settlements - failure to comply with the terms of our settlements with legal and regulatory bodies in the US announced in November 2012 in respect of certain charges related to the Gulf of Mexico oil spill may expose us to further penalties or liabilities or could result in suspension or debarment of certain BP entities.
Settlements with the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) impose significant compliance and remedial obligations on BP and its directors, officers and employees, including the appointment of an ethics monitor, a process safety monitor and an independent third-party auditor. Failure to comply with the terms of these settlements could result in further enforcement action by the DoJ and the SEC and expose us to severe penalties, financial or otherwise, each of which could impact our operations and have a material adverse effect on the group's reputation and financial performance. Failure to satisfy the requirements or comply with the terms of the administrative agreement with the US Environmental Protection Agency (EPA), under which BP agreed to a set of safety and operations, ethics and compliance and corporate governance requirements, could result in suspension or debarment of certain BP entities.

Regulation - changes in the regulatory and legislative environment could increase the cost of compliance, affect our provisions and limit our access to new exploration opportunities.
Governments that award exploration and production interests may impose specific drilling obligations, environmental, health and safety controls, controls over the development and decommissioning of a field and possibly, nationalization, expropriation, cancellation or non-renewal of contract rights. Royalties and taxes tend to be high compared with those imposed on similar commercial activities, and in certain jurisdictions there is a degree of uncertainty relating to tax law interpretation and changes. Governments may change their fiscal and regulatory frameworks in response to public pressure on finances, resulting in increased amounts payable to them or their agencies.

Such factors could increase the cost of compliance, reduce our profitability in certain jurisdictions, limit our opportunities for new access, require us to divest or write down certain assets or curtail or cease certain operations, or affect the adequacy of our provisions for pensions, tax, decommissioning, environmental and legal liabilities. Potential changes to pension or financial market regulation could also impact funding requirements of the group. Following the Gulf of Mexico oil spill, there have been cases of additional oversight and more stringent regulation of BP and other companies' oil and gas activities in the US and elsewhere, particularly relating to environmental, health and safety controls and oversight of drilling operations, which could result in increased compliance costs. In addition, we may be subjected to a higher number of citations and level of fines imposed in relation to any alleged breaches of safety or environmental regulations, which could result in increased costs.

Ethical misconduct and non-compliance - ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation, and could result in litigation, regulatory action and penalties.
Incidents of ethical misconduct or non-compliance with applicable laws and regulations, including anti-bribery and corruption and anti-fraud laws, trade restrictions or other sanctions, or non-compliance with the recommendations of the ethics monitor appointed under the terms of the DoJ and EPA settlements, could damage our reputation, result in litigation, regulatory action and penalties.

Treasury and trading activities - ineffective oversight of treasury and trading activities could lead to business disruption, financial loss, regulatory intervention or damage to our reputation.
We are subject to operational risk around our treasury and trading activities in financial and commodity markets, some of which are regulated. Failure to process, manage and monitor a large number of complex transactions across many markets and currencies while complying with all regulatory requirements could hinder profitable trading opportunities. There is a risk that a single trader or a group of traders could act outside of our delegations and controls, leading to regulatory intervention and resulting in financial loss and potentially damaging our reputation. See Financial statements - Note 28.

Reporting - failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.
External reporting of financial and non-financial data, including reserves estimates, relies on the integrity of systems and people. Failure to report data accurately and in compliance with applicable standards could result in regulatory action, legal liability and damage to our reputation.

APPENDIX D - RELATED PARTY TRANSACTIONS

Disclosures in relation to the related party transactions are set out at pages 153 and 155 of the BP Annual Report and Form 20-F 2016. The following is extracted in full and unedited text from the BP Annual Report and Form 20-F 2016:

Extract from Note 15 Investments in joint ventures, BP Annual Report and Form 20-F 2016, page 153:
Transactions between the group and its joint ventures are summarized below.

						$ million
Sales to joint ventures		2016		2015		2014
		Amount		Amount		Amount
		receivable at		receivable at		receivable at
Product	Sales	31 December	Sales	31 December	Sales	31 December
LNG, crude oil and oil products, natural gas	2,760	291	2,841	245	3,148	300

						$ million
Purchases from joint ventures		2016		2015		2014
		Amount		Amount		Amount
		payable at		payable at		payable at
Product	Purchases	31 December	Purchases	31 December	Purchases	31 December
LNG, crude oil and oil products, natural gas,
refinery operating costs, plant processing fees	943	120	861	104	907	129

The terms of the outstanding balances receivable from joint ventures are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

Extract from Note 16 Investments in associates, BP Annual Report and Form 20-F 2016, page 155:

Transactions between the group and its associates are summarized below.

						$ million
Sales to associates		2016		2015		2014
		Amount		Amount		Amount
		receivable at		receivable at		receivable at
Product	Sales	31 December	Sales	31 December	Sales	31 December
LNG, crude oil and oil products, natural gas	4,210	765	5,302	1,058	9,589	1,258

						$ million
Purchases from associates		2016		2015		2014
		Amount		Amount		Amount
		payable at		payable at		payable at
Product	Purchases	31 December	Purchases	31 December	Purchases	31 December
Crude oil and oil products, natural gas, transportation tariff	8,873	2,000	11,619	2,026	22,703	2,307

In addition to the transactions shown in the table above, in 2016 the group completed the dissolution of its German refining joint operation with Rosneft. In 2015, the group acquired a 20% participatory interest in Taas-Yuryakh Neftegazodobycha, a Rosneft subsidiary.

The terms of the outstanding balances receivable from associates are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

The majority of the sales to and purchases from associates relate to crude oil and oil products transactions with Rosneft.

BP has commitments amounting to $12,768 million (2015 $11,446 million) primarily in relation to contracts with its associates for the purchase of transportation capacity.

Extract from BP Annual Report and Form 20-F 2016, page 266:

Related-party transactions

Transactions between the group and its significant joint ventures and associates are summarized in Financial statements - Note 15 and Note 16. In the ordinary course of its business, the group enters into transactions with various organizations with which some of its directors or executive officers are associated. Except as described in this report, the group did not have material transactions or transactions of an unusual nature with, and did not make loans to, related parties in the period commencing 1 January 2016 to 16 March 2017.

APPENDIX E - IMPORTANT EVENTS DURING THE YEAR
For a full glossary of terms, see BP Annual Report and Form 20-F 2016, pages 280-284.

1.   Extracted in full and unedited text from the Chairman's letter, BP Annual Report and Form 20-F 2016, pages 4-5:

Dear fellow shareholder,
2016 was a year of change on many fronts. The global community witnessed further challenges raised by economic, political and social forces, and many nations experienced internal stresses and tensions, which remain present. In the energy world, our world, it has been a period of transition. From a 12-year low in oil prices, to digital technologies that are transforming how we work, and the drive to a lower carbon economy, our team has had to manage through a period of uncertainty, complexity and volatility.

Against this backdrop, we have shown great resilience and character: we returned to profit and maintained our dividend. We had a good year in a tough environment. We have set a new strategic direction for BP - and we have a great team carrying it out.

The record since 2010
BP's performance in 2016 was based on the foundations rebuilt following the 2010 Deepwater Horizon accident - an event that could have put the very existence of our company at risk.

Over the past six years, Bob Dudley and his team have steered the business through the recovery from the crisis of 2010 and then through the response to lower oil and gas prices.

During that period, safety has improved significantly. The portfolio has been strengthened. Operating cash flow has remained strong. The dividend has been restored and increased. Investment for growth has continued, while capital and costs have been controlled. The relationships on which we depend have been deepened. And all of this has been done while managing a charge of $63 billion for the 2010 accident, for which the major liabilities have now been clarified and for which we have a plan to manage the remaining payments and residual litigation. All of this sets a firm base for the future, which is bound to have its own challenges.

2016 performance and shareholder distributions
In 2016 the team has again focused on the careful stewardship of shareholders' investments.

We continued making progress in safety performance, with serious incidents and injury rates falling. We delivered strong cash flow, disciplined capital spending and lower costs. We met our cost reduction target a year early. New major projects took shape. And we have continued to invest in opportunities for future growth, securing a set of innovative portfolio additions as well as divesting non-strategic assets.

This performance enabled us to maintain the dividend at 10 cents per ordinary share through 2016 and the board's policy remains to grow sustainable free cash flow and distributions to shareholders.

Looking ahead
We can now look forward and outward, and the board and executive team have set out BP's strategic priorities for the future.

Our refreshed strategy is designed to ensure BP is 'good for all seasons' in an uncertain environment. It enables us to compete in a world of volatile oil and gas prices, changing customer preferences and of course, the transition to a lower carbon future.

As our BP Energy Outlook 2035 predicts, the growth in consumption of oil will gradually slow and likely peak. This is a result of slowing demand growth, not limited supply, as was once thought. In a world of longer-term abundance, oil prices are likely to remain under pressure. Focus will shift to greater efficiency and low-cost production. Gas will grow as a cleaner alternative to coal. Advanced fuels and lubricants will help motorists reduce emissions. Renewable energy will grow rapidly to become commercial at scale.

As a global business, we plan to play our part in this energy transition. Our strategy provides BP with greater agility - combining lower cost oil production, increasing gas supply, greater market-led downstream activities, and growing renewables and venturing businesses.

We are also proud to be playing a leading role among our peers through the Oil and Gas Climate Initiative, where Bob's chairmanship has seen an unprecedented convergence of national and international energy companies to act on this issue.

Remuneration
At the 2016 AGM, we heard a clear message from shareholders on executive pay. During the past year we have sought to address these concerns, recognizing they reflect the concerns of society more broadly.

The decisions we have taken, and for which we seek shareholder approval, mark a significant break from past policy. The total pay for executive directors in 2016 is much reduced compared to 2015.

The policy we propose for 2017 and beyond is a simpler approach to executive remuneration and reduces the total amount executive directors can earn compared with the previous policy. Executive reward will be driven even more closely than before by the company's performance and shareholder returns. I particularly want to emphasize that the future remuneration of senior management will be directly linked to the delivery of our new strategic priorities, including BP's contribution to the longer-term transition in supplying lower carbon energy to drive the global economy.

This new approach aims to take account of shareholder concerns on the level of executive pay while recognizing the clear need for a global business like BP to attract and retain the best talent. With those two primary considerations in mind, my fellow board members and I believe the new policy to be appropriate, balanced and responsive to all those we serve as a business.

Governance and the Board
Today's world presents a range of risks - operational, commercial, geopolitical, environmental and financial. On the board, we aim to maintain the breadth and depth of experience needed to fulfil our critical role of monitoring and managing those risks, working with the executive team.

In 2016 Nils Andersen joined us as a non-executive director, bringing considerable insight gained in the energy, shipping and consumer goods industries. He has led major companies, including as chief executive of A.P. Møller-Mærsk A/S and Carlsberg A/S.

Cynthia Carroll and Andrew Shilston are standing down as directors at the forthcoming AGM. On behalf of the board I thank them for the substantial contributions they have made to our work both in the board and its committees over the years in some difficult times.

The board is proposing that Melody Meyer is elected as a director at the AGM. Melody has had an extensive career in the global oil and gas industry with Chevron and will bring experience of safe and efficient operations and world class projects. We continue to work to increase the diversity of the board as this enhances independent thinking and healthy challenge.

Conclusion
BP is a global business operating in over 70 countries. To do this effectively over the long term, we need the trust of our shareholders that we will deliver value, but also the trust of the societies where we work - both at home and across the world.

I believe this report, along with our Sustainability Report, demonstrates BP's progress in working for all stakeholders, shareholders, customers, partners, governments, employees and communities.

Bob and his team have guided BP from a time of crisis in 2010 to a position where we have sound prospects for greater value creation and growth in the years ahead. Please join me in thanking Bob and his team for their exceptional stewardship of BP. Thank you to the board and to all our employees - and thank you all for your continued support.

We are now beginning a new journey.

Carl-Henric Svanberg
Chairman
6 April 2017

2.   Extracted in full and unedited text from the Group chief executive's letter, BP Annual Report and Form 20-F 2016, pages 6-7:

Dear fellow shareholder,

In 2016 BP started to look forward again. It may have been one of the toughest years we have yet seen in the business environment, with oil prices the lowest since 2004. But it was a year when we turned the challenges into opportunities, finding new ways to compete and grow in a fast-changing industry. Over the last six years, we have been making BP safer, stronger and more resilient. And in 2016 we once again began building for growth and setting a course for a low cost, lower carbon future.

Our results
Our top priority is always safety and in 2016 we continued the progress made in recent years, with 80% fewer serious incidents and a 40% lower injury rate than in 2011. A good safety record is one sign of disciplined operations. Another sign is reliability - and here too we have seen improvement, with upstream plant reliability of 95% - up from 86% in 2011 - and refining availability of 95.3%, maintaining our strong record in recent years.

The good progress that the team made was reflected in the financial results - with a return to headline profit in 2016 compared with a significant headline loss in 2015, which reflected our provisioning for Gulf of Mexico settlements. Our underlying replacement cost profit represents resilient performance given the environment of low oil and gas prices and weak refining margins. Importantly, operating cash flow in 2016 was robust at $17.6 billion, excluding the Gulf of Mexico oil spill payments.a Net cash provided by our operating activities was $10.7 billion after payments for the oil spill of $6.9 billion.

The work we have done to reduce capital spending and costs played a large part in these results. More than two years ago we recognized that energy prices could be 'lower for longer'. Since then, we have been dedicated to changing the way we work, putting in place cost savings and efficiencies that can be sustained. As a result, our 2016 capital spend was significantly lower than peak levels in 2013. Not only did we meet our 2017 target for cash cost reduction - we did so a year ahead of schedule.

Capital discipline is not only about reducing spending, but ensuring that the money we continue to invest is spent well. One example in 2016 was the sanction of the second phase of our Mad Dog operation in the US Gulf of Mexico at a budget of $9 billion - less than half the original estimate. This helps make this project highly competitive - even in a lower oil price environment.

I am pleased to report that the major liabilities from the Deepwater Horizon accident have been resolved - with most of the outstanding governmental and commercial claims clarified. Cash payments were around $7 billion in 2016 which we expect to fall to $4.5-5.5 billion in 2017, $2 billion in 2018 and a little over $1 billion per year thereafter. Our disciplined financial framework can accommodate these outflows and, with this resolution, our management team can focus with greater confidence on the future.

Our portfolio
We started the year with a goal to increase production from new projects by 800,000 barrels a day by 2020. During 2016 we remained on track for that goal, and we have increased our ambition to over a million barrels a day by 2021. Given the competitive environment, this goal goes hand in hand with a disciplined focus on costs.

In the Upstream, we launched six major project start-ups, from Algeria to the Gulf of Mexico, and made final investment decisions on a further five. We are maintaining that momentum in 2017 with more significant start-ups scheduled - including the Quad 204 development in the UK, the giant Khazzan field in Oman and the West Nile Delta project in Egypt. These projects bring us significant reserves, flowing supplies and lower our per unit cost structure. They reposition our portfolio for the future.

The Downstream has continued to improve performance and grow with earnings up more than 25% compared with 2014, despite lower industry refining margins. We have enhanced our retail offer to customers - rolling out our new fuels with ACTIVE technology in 13 countries and building great retail partnerships such as with M&S in the UK, REWE in Germany and, subject to regulatory approvals, Woolworths in Australia. Plus, our partnership with Fulcrum BioEnergy should help bring low carbon jet fuel to the market at scale.

We have announced a number of strategic additions to our portfolio. We broadened our positions in world-class gas fields: in the West African basin through an agreement with Kosmos Energy; in Egypt's Zohr field, thought to be the largest discovered in the Mediterranean; and in Oman's Khazzan development, a giant project that has now become even bigger. These underline our focus on gas, the fastest growing hydrocarbon fuel with the lowest carbon content.

We have also been innovative in terms of business models. In Abu Dhabi, we concluded an agreement to renew an onshore oil concession, stretching to 2050, in exchange for a 2% stake in BP. We have operated there for 75 years and this transaction underscores the value of long-term relationships. In Norway, we combined Det norske's nimble business practices, Aker's industrial experience and our global scale expertise to form Aker BP - the country's largest independent oil company. This gives us access to substantive offshore oil and gas resources as well as dividends for shareholders.

Putting all these initiatives together, we are creating a substantial core of long-term, cost-efficient major projects that can deliver material operating cash flow and earnings for decades to come.

Our future
This was also a year when we set out our strategic priorities for the longer term. They are rooted in society's need to use more energy - bringing heat, light and mobility to millions of people - while positioning BP for a lower carbon world. These priorities will help us drive progress and respond with agility to external changes - whether in supply and demand, oil and gas prices, in environmental policy or in technology.

Competitive upstream portfolio: we will expand the gas portfolio alongside lower cost oil production, managing these cost-effectively.

Market-led Downstream: we will provide a range of fuels and lubricants that help make vehicles more efficient and grow our fuels marketing and lubricants businesses.

Low carbon and venturing: we will broaden our renewable energy and low carbon businesses through reinvestment in the current portfolio, build a dynamic venturing arm, and further our work in tackling climate change.

Modernizing the whole group: we will be deploying advanced technologies such as robotics and big data analytics to improve and simplify our processes - as well as using our trading expertise to maximize the value from our assets.

I am extremely proud of the global BP team. Without the women and men of BP, we would not have been able to preserve and transform the business over the past six years. I am grateful to our partners, host governments, and other stakeholders who have stood by us as we have stabilized BP and built up our resilience. And I say thank you, to you, our shareholders who have afforded us the time and support to take the actions needed to restore BP to a position of strength from which we can grow and prosper in the years ahead.

Since 2010, BP's story has been one of recovery, rebuilding and resilience. Now we are increasingly looking ahead with a spirit of purpose and invention. From 2017, you can expect a story of growth.

a This sentence does not form part of BP's Annual Report on Form 20-F as filed with the SEC.

Bob Dudley
Group Chief Executive
6 April 2017

3.   Extracted in full and unedited text from "Group performance", BP Annual Report and Form 20-F 2016, pages 21-23:

Financial and operating performance

			$ million
	2016	2015	2014
Profit (loss) before interest and taxation	(430)	(7,918)	6,412
Finance costs and net finance costs relating to pensions and other post retirement benefits	(1,865)	(1,653)	(1,462)
Taxation	2,467	3,171	(947)
Non-controlling interests	(57)	(82)	(223)
Profit (loss) for the yearb	115	(6,482)	3,780
Inventory holding (gains) losses, before tax	(1,597)	1,889	6,210
Taxation charge (credit) on inventory holding gains and losses	483	(569)	(1,917)
Replacement cost profit (loss)	(999)	(5,162)	8,073
Net charge (credit) for non-operating items, before tax	5,661	15,328	9,132
Taxation charge (credit) on non-operating items	(2,833)	(4,056)	(4,512)
Net (favourable) unfavourable impact of fair value accounting effects, before tax	1,085	(261)	(898)
Taxation charge (credit) on fair value accounting effects	(329)	56	341
Underlying replacement cost profit	2,585	5,905	12,136
Dividends paid per share - cents	40.0	40.0	39.0
Dividends paid per share - pence	29.418	26.383	23.850
Additions to non-current assetsc	21,204	20,080	26,492
Capital expenditure on an accruals basisd e
Organic capital expendituref	18,440	18,748	22,892
Inorganic capital expenditure	939	710	601
	19,379	19,458	23,493

b Proﬁt (loss) attributable to BP shareholders.
c Includes additions to property, plant and equipment; goodwill; intangible assets; investments in joint ventures; and investments in associates.
d A reconciliation to GAAP information is provided on page 285.
e The definitions of capital expenditure on an accruals basis and inorganic capital expenditure have been revised to exclude asset exchanges as they are non-cash transactions. Previously reported amounts have been amended. Previously reported amounts for organic capital expenditure are unchanged.
    f 2016 includes amounts relating to the renewal of a 10% interest in the Abu Dhabi onshore oil concession for which new ordinary shares in BP were issued.

The profit for the year ended 31 December 2016 was $115 million, compared with a loss of $6.5 billion in 2015. Excluding inventory holding gains, replacement cost (RC) loss was $1.0 billion, compared with a loss of $5.2 billion in 2015.

The net charge for non-operating items mainly relates to additional charges for the Gulf of Mexico oil spill which are partially offset by net impairment reversals. There were net unfavourable fair value accounting effects. After adjusting for non-operating items and fair value accounting effects, underlying RC profit for the year ended 31 December 2016 was $2.6 billion, a decrease of $3.3 billion compared with 2015. The reduction was predominantly due to lower results in both the Upstream and Downstream segments reflecting lower oil and gas prices and the weaker refining environment (see pages 24 and 30).

Non-operating items in 2016 also include a restructuring charge of $0.8 billion (2015 $1.1 billion), cumulative restructuring charges from the beginning of the fourth quarter 2014 totalled $2.3 billion by the end of 2016. Non-operating restructuring charges are expected to continue into 2017.

The loss for the year ended 31 December 2015 was $6.5 billion, compared with a profit of $3.8 billion in 2014. Excluding inventory holding losses, RC loss was $5.2 billion, compared with a profit of $8.1 billion in 2014.

After adjusting for a net charge for non-operating items, which mainly related to the agreements in principle to settle federal, state and the vast majority of local government claims arising from the 2010 Deepwater Horizon accident and impairment charges; and net favourable fair value accounting effects, underlying RC profit for the year ended 31 December 2015 was $5.9 billion, a decrease of $6.2 billion compared with 2014. The reduction was mainly due to a significantly lower profit in Upstream, partially offset by improved earnings from Downstream.

More information on non-operating items and fair value accounting effects can be found on page 285. See Other businesses and corporate on page 37 and Financial statements - Note 2 for further information on the impact of the Gulf of Mexico oil spill on BP's financial results.

Taxation
The credit for corporate income taxes in 2016 and 2015 reflects the deferred tax impact of the increased provisions in respect of the Gulf of Mexico oil spill. The effective tax rate (ETR) on the loss for the year was 107% in 2016 and 33% in 2015; the ETR on the profit for the year in 2014 was 19%. The ETR in 2016 and 2015 was impacted by various one-off items.

Adjusting for inventory holding impacts, non-operating items, fair value accounting effects and the deferred tax adjustments as a result of the reductions in the UK North Sea supplementary charge in 2016 and 2015, the adjusted ETR on RC profit was 23% in 2016 (2015 31%, 2014 36%). The adjusted ETR for 2016 is lower than 2015 predominantly due to changes in the geographical mix of profits as a result of the lower oil price and the absence of foreign exchange impacts from the strengthening of the US dollar in 2015. The adjusted ETR for 2015 was lower than 2014 mainly due to changes in the geographical mix of profits.

In the current environment, and reflecting the recent transaction to renew a 10% interest in the Abu Dhabi onshore oil concession, the adjusted ETR in 2017 is expected to be in the region of 40%.

Cash flow and net debt information
			$ million
	2016	2015	2014
Operating cash flow excluding amounts related to the Gulf of Mexico oil spill a	17,583	20,263	32,763
Operating cash flow	10,691	19,133	32,754
Net cash used in investing activities	(14,753)	(17,300)	(19,574)
Net cash provided by (used in) financing activities	1,977	(4,535)	(5,266)
Cash and cash equivalents at end of year	23,484	26,389	29,763
Gross debt	58,300	53,168	52,854
Net debt	35,513	27,158	22,646
Gross debt to gross debt-plus-equity (%)	37.6%	35.1%	31.9%
Net debt to net debt-plus-equity (%)	26.8%	21.6%	16.7%

a This does not form part of BP's Annual Report on Form 20-F as filed with the SEC.

Operating cash flow
Net cash provided by operating activities for the year ended 31 December 2016 was $8.4 billion lower than 2015. Of this amount, $6.0 billion was a result of higher pre-tax cash outflows associated with the Gulf of Mexico oil spill ($7.1 billion in 2016 compared with $1.1 billion in 2015). Cash flows were impacted by the continuing low oil price environment, with a lower average oil price in 2016 compared with 2015, working capital effects, and a reduction of $0.7 billion in income taxes paid.

Movements in inventories and other current and non-current assets and liabilities adversely impacted cash flow in the year by $3.2 billion. There was an adverse impact from the Gulf of Mexico oil spill of $4.8 billion. Other working capital effects, arising from a variety of different factors, had a favourable impact of $1.6 billion. The group actively manages its working capital balances to optimize cash flow, particularly in the current lower oil price environment. Inventories increased during the year because volumes were increased in our trading business to benefit from market opportunities, and due to higher prices towards the end of the year. The increase in inventory was largely offset by a corresponding increase in payables, limiting the increase in working capital.

There was a decrease in net cash provided by operating activities of $13.6 billion in 2015 compared with 2014 of which $1.1 billion related to the Gulf of Mexico oil spill. This was principally a result of the lower oil price environment, although there were benefits of reduced working capital requirements and lower tax paid.

Net cash used in investing activities
Net cash used in investing activities for the year ended 31 December 2016 decreased by $2.5 billion compared with 2015.

The decrease mainly reflected a reduction in cash outflow in respect of capital expenditure, including investment in joint ventures and associates, of $2.8 billion. The decrease of $2.3 billion in 2015 compared with 2014 reflected a reduction in cash outflow in respect of capital expenditure of $3.9 billion, partly offset by a reduction of $0.7 billion in disposal proceeds. The reductions in cash capital expenditure in both years reflect the group's response to the lower oil price environment.

There were no significant cash flows in respect of acquisitions in 2016, 2015 and 2014.

The group has had significant levels of capital investment for many years. Cash flow in respect of capital investment, excluding acquisitions, was $17.5 billion in 2016 (2015 $20.2 billion and 2014 $23.1 billion). Sources of funding are fungible, but the majority of the group's funding requirements for new investment comes from cash generated by existing operations.

We expect organic capital expenditure on an accruals basis to be in the range of $15-17 billion in 2017.

Disposal proceeds for 2016, as per the cash flow statement, were $2.6 billion (2015 $2.8 billion, 2014 $3.5 billion), including amounts received for the sale of certain midstream assets in the Downstream fuels business and our Decatur petrochemicals complex. In addition, in 2016 we also received $0.6 billion in relation to the sale of 20% from our shareholding in Castrol India Limited, shown within financing activities in the cash flow statement, giving total proceeds of $3.2 billion for the year. In 2015 disposal proceeds included amounts received from our Toledo refinery partner, Husky Energy, in place of capital commitments relating to the original divestment transaction that have not been subsequently sanctioned. We expect disposal proceeds to be in the range of $4.5-5.5 billion in 2017.

Net cash used in financing activities
Net cash provided by financing activities for the year ended 31 December 2016 was $2.0 billion, compared with $4.5 billion used in 2015. This was mainly the result of higher net proceeds from financing of $3.6 billion ($4.0 billion higher net proceeds from long-term debt offset by a decrease of $0.4 billion in short-term debt). In addition, there was a cash inflow of $0.9 billion relating to increases in non-controlling interests, including the sale of 20% from our shareholding in Castrol India Limited noted above. The total dividend paid in cash in 2016 was $2.1 billion lower than in 2015 - see below for further information.

The decrease in net cash used in financing activities of $0.7 billion in 2015 compared with 2014 reflected no share repurchases in 2015, compared with $4.6 billion in 2014. This was largely offset by lower net proceeds from financing of $3.2 billion ($4.4 billion lower net proceeds from long-term debt offset by an increase of $1.2 billion in short-term debt), and an increase in the total dividend paid in cash of $0.8 billion - see below for further information.

Total dividends distributed to shareholders in 2016 were 40 cents per share, the same as 2015 on a US dollar basis and up 11.5% in sterling terms. This amounted to a total distribution to shareholders of $7.5 billion (2015 $7.3 billion, 2014 $7.2 billion), of which shareholders elected to receive $2.9 billion (2015 $0.6 billion, 2014 $1.3 billion) in shares under the scrip dividend programme. The total amount distributed in cash amounted to $4.6 billion during the year (2015 $6.7 billion, 2014 $5.9 billion).

Net debt
Gross debt at the end of 2016 increased by $5.1 billion from the end of 2015. The gross debt ratio at the end of 2016 increased by 2.5%. Net debt at the end of 2016 increased by $8.4 billion from the 2015 year-end position. The net debt ratio at the end of 2016 increased by 5.2%.

We continue to target a net debt ratio in the range of 20-30%. Net debt and the net debt ratio are non-GAAP measures. See Financial statements - Note 26 for gross debt, which is the nearest equivalent measure on an IFRS basis, and for further information on net debt.

The total cash and cash equivalents at the end of 2016 were $2.9 billion lower than 2015.

For information on financing the group's activities, see Financial statements - Note 28 and Liquidity and capital resources on page 242.

4.   Extracted in full and unedited text from "Upstream", BP Annual Report and Form 20-F 2016, pages 25-26:

Upstream

Sales and other operating revenues for 2016 decreased compared with 2015, primarily reflecting lower liquids and gas realizations, and lower gas marketing and trading revenues. The decrease in 2015 compared with 2014 primarily reflected significantly lower liquids and gas realizations and lower gas marketing and trading revenues partly offset by higher production.

Replacement cost loss before interest and tax for the segment included a net non-operating gain of $1,753 million. This primarily relates to the reversal of impairment charges associated with a number of assets, following a reduction in the discount rate applied and changes to future price assumptions. See Financial statements - Note 4 for further information. Fair value accounting effects had an unfavourable impact of $637 million relative to management's view of performance.

The 2015 result included a net non-operating charge of $2,235 million, primarily related to a net impairment charge associated with a number of assets, following a further fall in oil and gas prices and changes to other assumptions. Fair value accounting effects had a favourable impact of $105 million relative to management's view of performance. The 2014 result included a net non-operating charge of $6,298 million, primarily related to impairments associated with several assets, mainly in the North Sea and Angola reflecting the impact of the lower near-term price environment, revisions to reserves and increases in expected decommissioning cost estimates. Fair value accounting effects had a favourable impact of $31 million relative to management's view of performance.

After adjusting for non-operating items and fair value accounting effects, the underlying RC result before interest and tax was a loss, compared with a profit in 2015. This lower result primarily reflected lower liquids and gas realizations, as well as adverse foreign exchange impacts and lower gas marketing and trading results. This was partly offset by lower costs including the benefits of simplification and efficiency activities, lower exploration write-offs, lower depreciation, depletion and amortization expense and lower rig cancellation charges.

Compared with 2014 the 2015 result reflected significantly lower liquids and gas realizations, as well as rig cancellation charges and lower gas marketing and trading results, partly offset by lower costs including benefits from simplification and efficiency activities and lower exploration write-offs, and higher production.

Additions to non-current assets were $17.9 billion and organic capital expenditure on an accruals basis was $16.0 billion. Excluding the Abu Dhabi onshore oil concession renewal for which shares were used as consideration, organic capital expenditure was $13.6 billion, significantly lower than the $16.3 billion in 2015.

In total, disposal transactions generated $0.8 billion in proceeds in 2016, with a corresponding reduction in net proved reserves of 241mmboe within our subsidiaries.

The major disposal transaction during 2016 was the transfer of our Norway assets to Aker BP. More information on disposals is provided in Upstream analysis by region on page 244 and Financial statements - Note 4.

5.   Extracted in full and unedited text from "Downstream", BP Annual Report and Form 20-F 2016, page 31:

Downstream

Sales and other operating revenues in 2016 and 2015 were lower due to lower crude and product prices.

Replacement cost profit before interest and tax for the year ended 31 December 2016 included a net non-operating charge of $24 million, mainly relating to a gain on disposal in our fuels business which was more than offset by restructuring and other charges. The 2015 result included a net non-operating charge of $590 million, mainly relating to restructuring charges, while the 2014 result included a net non-operating charge of $1,570 million, primarily relating to impairment charges in our petrochemicals and fuels businesses. In addition, fair value accounting effects had an unfavourable impact of $448 million, compared with a favourable impact of $156 million in 2015 and $867 million in 2014.

After adjusting for non-operating items and fair value accounting effects, underlying RC profit before interest and tax in 2016 was $5,634 million.

Additions to non-current assets in 2016 included the asset exchange relating to the dissolution of our German refining joint operation with Rosneft as well as organic capital expenditure.

Our fuels business

Underlying RC proﬁt before interest and tax was lower compared with 2015 reflecting a significantly weaker refining environment and the impact from a particularly large turnaround at Whiting refinery, partially offset by lower costs reflecting the benefits from our simplification and efficiency programmes, an increased fuels marketing performance driven by retail growth and higher refining margin capture in our operations. Compared with 2014, the 2015 result was higher reflecting a strong refining environment, improved refining margin optimization and operations, and lower costs from simplification and efficiency programmes.

Extracted in full and unedited text from "Our lubricants business", BP Annual Report and Form 20-F 2016, page 33:

Our lubricants business

The lubricants business delivered an underlying RC proﬁt before interest and tax that was higher compared with 2015 - which in turn was higher than 2014. In fact this 2016 result was a record performance for lubricants. Both the 2016 and 2015 results reflected continued strong performance in growth markets and premium brands as well as lower costs achieved through simpliﬁcation and efﬁciency programmes.

Extracted in full and unedited text from "Our petrochemicals business", BP Annual Report and Form 20-F 2016, page 34:

Our petrochemicals business

In 2016 the petrochemicals business delivered a higher underlying RC proﬁt before interest and tax compared with 2015 - which in turn was higher than 2014. The result reflected strong operations and margin capture supported by the continued rollout of our latest advanced technology, as well as benefits from a slightly improved environment particularly in olefins and derivatives. Compared with 2014, the 2015 result reflected improved operational performance and benefited from our simplification and efficiency programmes leading to lower costs.

6.   Extracted in full and unedited text from "Rosneft", BP Annual Report and Form 20-F 2016, page 36:

Rosneft

Financial results

Replacement cost (RC) proﬁt before interest and tax for the segment for 2016 and 2014 included non-operating gains of $23 million and $225 million respectively whereas the 2015 result did not include any non-operating items.

After adjusting for non-operating items, the decrease in the underlying RC proﬁt before interest and tax compared with 2015 primarily reﬂected lower oil prices and increased government take, partially offset by favourable duty lag effects. Compared with 2014, the 2015 result primarily was affected by lower oil prices and foreign exchange, partially offset by favourable duty lag effects. See also Financial statements - Notes 16 and 31 for other foreign exchange effects.

7.   Extracted in full and unedited text from "Other business and corporate", BP Annual Report and Form 20-F 2016, page 37:

Other businesses and corporate

The replacement cost (RC) loss before interest and tax for the year ended 31 December 2016 was $8.2 billion (2015 $13.5 billion, 2014 $2.8 billion). The 2016 result included a net charge for non-operating items of $6,919 million primarily relating to costs for the Gulf of Mexico oil spill (2015 $12,256 million, 2014 $1,451 million).  For further information, see Gulf of Mexico oil spill and Financial statements - Note 2.

After adjusting for these non-operating items, the underlying RC loss before interest and tax for the year ended 31 December 2016 was $1.2 billion, similar to prior years (2015 $1.2 billion, 2014 $1.3 billion).

8.   Extracted in full and unedited text from "Gulf of Mexico oil spill", BP Annual Report and Form 20-F 2016, page 37:

Gulf of Mexico Oil Spill

Following the 2015 settlements with the United States and the Gulf states, that were approved by the federal district court in 2016, further significant progress was made in 2016 towards resolving outstanding claims arising from the 2010 Deepwater Horizon accident and oil spill.

This included:
●     Progress in resolving the outstanding business economic loss claims under the Plaintiffs' Steering Committee (PSC) settlement.
●     Progress in resolving economic loss and property damage claims from individuals and businesses that either opted out of the PSC settlement and/or were excluded from that settlement.
●     The finalization by the claims administrator of six of the claims categories under the PSC settlement, the largest of which was the seafood compensation programme.
●     The settlement of the class action brought by ADS holders who purchased their shares after the accident.

As a result of this progress, we have clarified the remaining material uncertainties arising from the incident.

The cumulative pre-tax income statement charge since the incident, in April 2010, amounted to $62.6 billion.

Exhibit 1.4

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.704	68
d)	Aggregated information - Volume - Price - Total	68 £4.704 £319.87
e)	Date of the transaction	10 April 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.704	68
d)	Aggregated information - Volume - Price - Total	68 £4.704 £319.87
e)	Date of the transaction	10 April 2017
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.5

BP P.L.C. NOTICE OF ANNUAL GENERAL MEETING

BP p.l.c. ('the Company') announces that the Notice of Annual General Meeting for the 2017 Annual General Meeting has been published along with the proxy card and notification of availability. The BP Notice of Annual General Meeting is publicly available via a direct link at www.bp.com/notice.

Copies of the documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm.

Copies of all of these documents may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The Annual General Meeting will take place at ExCeL London on Wednesday 17 May 2017 and will start at 11.30am. The total of the votes cast by shareholders for or against or withheld on each resolution to be put to the meeting will be published on www.bp.com on or shortly before 18 May 2017.

Exhibit 1.6

BP p.l.c.
Total voting rights and share capital

As at 28 April 2017, the issued share capital of BP p.l.c. comprised 19,677,856,548 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,486,926,122. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,682,939,048. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 May 2017
/s/ J. BERTELSEN
------------------------
J. BERTELSEN
Deputy Company Secretary